Contact

www.linkedin.com/in/chris-putsch-234675155 (LinkedIn)

Chris Putsch

Founder & CEO at Upswing Fitness
United States

Experience

Upswing Fitness
Founder & CEO
2020 - Present (2 years)
United States

Maven Benefits Partners
Employee Benefits Consultant
January 2019 - January 2022 (3 years 1 month)
Media, PA

Reliance Standard
Regional Sales Representative
July 2013 - December 2018 (5 years 6 months)

Education

Penn State University
Bachelor's degree, Psychology · (2009 - 2013)

Malvern Preparatory School
· (2005 - 2009)

NASM
Certified Personal Trainer